Exhibit (d)(2)

CONFIDENTIALITY AGREEMENT

THIS CONFIDENTIALITY AGREEMENT (“Agreement”) is being entered into as of December 4, 2018, between IMMUNE DESIGN CORP., a Delaware corporation (the “Company”), and Merck Sharp & Dohme Corp., a New Jersey corporation (“Counterparty”).

In order to facilitate the consideration and negotiation of a possible transaction between the Company and Counterparty (the “Transaction”), each of the Company and Counterparty (referred to collectively as the “Parties” and individually as a “Party”) has either requested or may request access to certain non-public information regarding the other Party and the other Party’s subsidiaries. (Each Party, in its capacity as a provider of information, is referred to in this Agreement as the “Provider”; and each Party, in its capacity as a recipient of information, is referred to in this Agreement as the “Recipient”). This Agreement sets forth the Parties’ obligations regarding the use and disclosure of such information and regarding various related matters.

The Parties, intending to be legally bound, acknowledge and agree as follows:

1.    Limitations on Use and Disclosure of Confidential Information. Subject to Section 4 below, neither the Recipient nor any of the Recipient’s Representatives (as defined in Section 16 below) will, at any time, directly or indirectly:

(a)    make use, or allow the use, of any of the Provider’s Confidential Information (as defined in Section 15 below), except for the specific purpose of considering, evaluating, negotiating and consummating the Transaction; or

(b)    disclose any of the Provider’s Confidential Information to any other Person (as defined in Section 16 below).

The Recipient will be liable and responsible for any breach of this Agreement by any of its Representatives. The Recipient will (at its own expense) instruct its Representatives not to make any unauthorized use or disclosure of any of the Provider’s Confidential Information.

2.    Provider Contact Person. Any request by the Recipient or any of its Representatives to review any of the Provider’s Confidential Information must be directed to the individual(s) identified opposite the name of the Provider on EXHIBIT A (as applicable, the “Provider Contact Persons”). Neither the Recipient nor any of the Recipient’s Representatives will contact or otherwise communicate with any other Representative or employee of the Provider in connection with the Transaction without the prior written authorization of one of the Provider Contact Persons; provided that Recipient and its Representatives will not be in breach of this section by responding to any email or other outreach initiated by any employee of Provider or its Representatives.

3.    No Representations by Provider. The Provider Contact Persons, as directed by the Provider, will have the exclusive authority to decide what Confidential Information (if any) of the Provider is to be made available to the Recipient and its Representatives. Neither the Provider nor any of the Provider’s Representatives will be under any obligation to make any particular

Confidential Information of the Provider available to the Recipient or any of the Recipient’s Representatives or to supplement or update any Confidential Information of the Provider previously furnished. Neither the Provider nor any of its Representatives has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any of the Provider’s Confidential Information, and neither the Provider nor any of its Representatives will have any liability to the Recipient or to any of the Recipient’s Representatives on any basis (including, without limitation, in contract, tort or under United States federal or state securities laws or otherwise) relating to or resulting from the use of any of the Provider’s Confidential Information or any inaccuracies or errors therein or omissions therefrom. Only those representations and warranties (if any) that are included in any final definitive written agreement that provides for the consummation of a negotiated transaction between the Parties and is validly executed on behalf of the Parties (a “Definitive Agreement”) will have legal effect.

4.    Permitted Disclosures.

(a)    Notwithstanding the limitations set forth in Section 1 above:

(i)    the Recipient (and, if applicable, any of its Representatives) may disclose Confidential Information of the Provider if and to the extent that the Provider consents in writing to the Recipient’s (or, if applicable, any of its Representative’s) disclosure thereof;

(ii)    subject to Section 4(b) below, the Recipient (and, if applicable, any of its Representatives) may disclose Confidential Information of the Provider to any Representative of the Recipient, but only to the extent such Representative (A) needs to know such Confidential Information for the purpose of helping the Recipient consider, evaluate, negotiate or consummate the Transaction, and (B) has been directed to abide and be bound by the provisions hereof or is otherwise bound by confidentiality obligations at least as restrictive as those contained in this Agreement; and

(iii)    subject to Section 4(c) below, the Recipient (and, if applicable, any of its Representatives) may disclose Confidential Information of the Provider to the extent required by applicable law, rule, governmental regulation (including in connection with any legal, regulatory, judicial or administrative process or any audit or inquiry by a regulator, bank examiner or auditor), self-regulating organization or pursuant to mandatory professional ethics rules (collectively, “Law”).

(b)    If prior to providing certain Confidential Information to the Recipient (and, if applicable, its Representatives), the Provider delivers to the Recipient a written notice stating that such Confidential Information of the Provider may be disclosed only to specified Representatives of the Recipient, then, notwithstanding anything to the contrary contained in Section 4(a)(ii) above, the Recipient (and, if applicable, such specified Representatives) shall not thereafter disclose or permit the disclosure of any of such Confidential Information to any other Representative of the Recipient.

(c)    If the Recipient or any of the Recipient’s Representatives is required by Law to disclose any of the Provider’s Confidential Information to any Person, then the Recipient will use commercially reasonable efforts to promptly provide the Provider with written notice thereof so that the Provider may (at its sole cost and expense) seek a protective order or other appropriate remedy. The Recipient and its Representatives will cooperate reasonably (at Provider’s sole cost and expense) with the Provider and the Provider’s Representatives in any attempt by the Provider to obtain any such protective order or other remedy. If the Provider elects not to seek, or is unsuccessful in obtaining, any such protective order or other remedy, the Recipient or any of its Representatives, as applicable and as legally required, may disclose Confidential Information of the Provider; provided, however, that the Provider and its Representatives may use their reasonable best efforts to ensure that such Confidential Information is treated confidentially by each Person to whom it is disclosed.

5.    Return of Confidential Information. Upon the Provider’s written request, the Recipient and the Recipient’s Representatives will promptly deliver to the Provider all of the Provider’s Confidential Information (and all copies thereof) obtained or possessed by the Recipient or any of the Recipient’s Representatives; provided, however, that, in lieu of delivering to the Provider any written materials containing Confidential Information of the Provider, the Recipient and its Representatives may destroy such written materials and deliver to the Provider an email confirming their destruction; provided further, that (i) Recipient and its Representatives shall not be required to destroy any computer files stored securely by them that are created pursuant to Recipient’s standard and automatic backup or archival procedures; and (ii) Recipient and its external professional advisors (including its external auditors) shall be entitled to retain such Confidential Information as they are required to retain by law or any professional standard applicable to them or in accordance with internal document retention policies. Such retained Confidential Information shall continue to be maintained in accordance with this Agreement’s confidentiality and use terms until the earlier of (A) the expiration or termination of this Agreement or (B) the return or destruction of such electronic data or other record in accordance with this Section 5. Notwithstanding the delivery to the Provider (or the destruction by the Recipient) of Confidential Information of the Provider pursuant to this Section 5, the Recipient and its Representatives will continue to be bound by their confidentiality obligations and other obligations under this Agreement during the term hereof.

6.    Limitations on Soliciting Employees. During the 12 month period commencing on the date of this Agreement, neither Counterparty nor any Counterparty Representative acting on its behalf will directly or indirectly solicit, induce, encourage or attempt to solicit, induce or encourage any employee that is at the vice-president level or above of the Company or any of its subsidiaries with whom such Party first has significant contact in connection with the Transaction to terminate such employee’s relationship with the Company or the relevant subsidiary in order to become an employee, consultant or independent contractor of Counterparty or an affiliate of Counterparty; provided that the foregoing restrictions shall not apply (a) to any solicitations made pursuant to general advertising or through search firms that are not directed specifically at employees of the Company, (b) with respect to any employee who has ceased employment with the Company or with whom the Counterparty was previously in employment discussions, or (c) any person that approaches the Counterparty without having been solicited.

7.    Standstill Provision. During the one-year period commencing on the date of this Agreement (the “Standstill Period”), neither Party nor any of such Party’s Representatives on behalf of such Party will, in any manner, directly or indirectly:

(a)    make, effect, initiate, cause or participate in (i) any acquisition of beneficial ownership of any securities of the other Party or any securities (including derivatives thereof) of any subsidiary or other controlled affiliate of the other Party, (ii) any acquisition of any assets of the other Party or any assets of any subsidiary, division or other controlled affiliate of the other Party, except in the ordinary course of business, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the other Party or any subsidiary or other controlled affiliate of the other Party or involving any securities or assets of the other Party or any securities or assets of any subsidiary, division or other affiliate of the other Party, or (iv) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the Securities and Exchange Commission) or consents with respect to any securities of the other Party;

(b)    form, join or participate in a “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) with respect to the beneficial ownership of any securities of the other Party or any subsidiary or division of the other Party;

(c)    act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the other Party;

(d)    take any action that would require the other Party to make a public announcement regarding any of the types of matters set forth in clause “(a)” of this sentence;

(e)    agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clause “(a)”, “(b)”, “(c)” or “(d)” of this sentence;

(f)    assist, induce or encourage any other Person to take any action of the type referred to in clause “(a)”, “(b)”, “(c)”, “(d)” or “(e)” of this sentence;

(g)    enter into any discussions, negotiations, arrangement or agreement with any other Person relating to any of the foregoing; or

(h)    request or propose (either directly or indirectly) that the other Party or any of the other Party’s Representatives amend, waive or consider the amendment or waiver of any provision set forth in this Section 7 (including this sub-paragraph).

Notwithstanding any other provision of this Agreement to the contrary, (x) nothing in this Agreement will be deemed to prohibit a Party from confidentially communicating to the other Party’s board of directors or senior management or external financial advisors any non-public proposals regarding a possible transaction of any kind in such a manner as would not reasonably be expected to require public disclosure thereof under applicable law or listing standards of any securities exchange and (y) the standstill restrictions in this Section 7 shall immediately terminate and be of no further force or effect with respect to a Party on the date (i) such Party enters into an agreement with respect to, or publicly announces that it plans to enter into, a transaction involving all or a controlling portion of such Party’s outstanding voting securities or all or substantially all of such Party’s assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise), or (ii) an unaffiliated third party commences a tender offer for a majority of the total outstanding number of such Party’s voting securities. The expiration of the Standstill Period will not terminate or otherwise affect any of the other provisions of this Agreement.

8.    No Obligation to Pursue Transaction. Unless the Parties enter into a Definitive Agreement, no agreement providing for the Transaction will be deemed to exist between the Parties, and neither Party will be under any obligation to negotiate or enter into any such agreement or transaction with the other Party. The Company reserves the right, in its sole discretion: (a) to conduct any process it deems appropriate with respect to the Transaction and to modify any procedures relating to any such process without giving notice to the Counterparty or any other Person; (b) to reject any proposal made by the Counterparty or any of the Counterparty’s Representatives with respect to the Transaction; and (c) to terminate discussions and negotiations with the Counterparty at any time. Each Party recognizes that, except as expressly provided herein or in any binding written agreement between the Parties that is executed on or after the date of this Agreement: (i) the other Party and its Representatives will be free to negotiate with, and to enter into any agreement or transaction with, any other interested party; and (ii) such Party will not have any rights or claims against the other Party or any of the other Party’s Representatives arising out of or relating to any transaction or proposed transaction involving the other Party.

9.    No Waiver. No failure or delay by either Party or any of its Representatives in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, and no single or partial exercise of any such right, power or privilege will preclude any other or future exercise thereof or the exercise of any other right, power or privilege under this Agreement. No provision of this Agreement can be waived or amended except by means of a written instrument that is validly executed on behalf of both of the Parties and that refers specifically to the particular provision or provisions being waived or amended.

10.    Remedies. Each Party acknowledges that money damages would not be a sufficient remedy for any breach of this Agreement by such Party or by any of such Party’s Representatives and that the other Party may suffer irreparable harm as a result of any such breach. Accordingly, each Party will also be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any breach or threatened breach of this Agreement by the other Party or any of the other Party’s Representatives, and each Party further agrees to waive any requirement for the showing of actual damages or securing or posting of any bond in connection with such remedy. The equitable remedies referred to above will not be deemed to be the exclusive remedies for a breach of this Agreement, but rather will be in addition to all other remedies available at law or in equity to the Parties.

11.    Trading in Securities. The Recipient acknowledges and agrees that it is aware (and that the Recipient’s Representatives are aware or will be advised by the Recipient) that Confidential Information being furnished by the Provider may contain material, non-public information regarding the Provider and that the United States securities laws prohibit any Person who has such material, non-public information from purchasing or selling securities of the Provider on the basis of such information or from communicating such information to any Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities on the basis of such information.

12.    Successors and Assigns; No assignment. This Agreement will be binding upon and inure to the benefit of each Party and its Representatives and their respective heirs, successors and assigns. This Agreement may not be assigned by any Party without the express prior written consent of the other Party.

13.    Applicable Law; Jurisdiction and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each Party and its Representatives: (a) irrevocably and unconditionally consents and submits to the jurisdiction of the state and federal courts located in the State of Delaware for purposes of any action, suit or proceeding arising out of or relating to this Agreement; (b) agrees that service of any process, summons, notice or document by U.S. registered mail to the address set forth opposite the name of such Party at the end of this Agreement shall be effective service of process for any such action, suit or proceeding brought against such Party or any of such Party’s Representatives; (c) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in any state or federal court located in the State of Delaware; and (d) irrevocably and unconditionally waives the right to plead or claim, and irrevocably and unconditionally agrees not to plead or claim, that any action, suit or proceeding arising out of or relating to this Agreement that is brought in any state or federal court located in the State of Delaware has been brought in an inconvenient forum.

14.    Co-Bidders and Financing Sources. Without limiting anything in this Agreement, Counterparty represents that neither it nor, to the best of its knowledge, any of its Representatives has (i) entered into (and, except with the prior written consent of the Company, agrees that it will not and will use reasonable efforts to ensure that its Representatives will not enter into) directly or indirectly, any agreement, arrangement or understanding with any person or firm as a principal, co-investor or co-bidder with respect to a possible transaction involving the Company or that would restrict the ability of any other person to provide debt, equity or other financing for a possible transaction involving the Company or (ii) engaged in any discussions which might lead to any agreement, arrangement or understanding with any such person or firm.

15.    Confidential Information. For purposes of this Agreement, the Provider’s “Confidential Information” means:

(a)    any information (including any technology, know-how, patent application, test result, research study, business plan, budget, forecast or projection) relating directly or indirectly to the business of the Provider, any predecessor entity or any subsidiary or other affiliate of the Provider (whether prepared by the Provider or by any other Person and whether or not in written form) that is made available to the Recipient or any Representative of the Recipient by or on behalf of the Provider or any Representative of the Provider on or after the date hereof;

(b)    any memorandum, analysis, compilation, summary, interpretation, study, report or other document, record or material that is or has been prepared by or for the Recipient or any Representative of the Recipient and to the extent it contains, reflects, interprets or is based directly or indirectly upon any information of the type referred to in clause “(a)” of this Section 15;

(c)    the existence and terms of this Agreement, and the fact that information of the type referred to in clause “(a)” of this Section 15 has been made available to the Recipient or any of its Representatives; and

(d)    the fact that discussions or negotiations are or may be taking place with respect to the Transaction and the proposed terms of any such transaction.

However, the Provider’s “Confidential Information” will not be deemed to include:

(i)    any information that is or becomes generally available to the public other than as a direct or indirect result of the disclosure of any of such information by the Recipient or by any of the Recipient’s Representatives in breach of this Agreement;

(ii)    any information that was in the Recipient’s or its Representatives’ possession prior to the time it was first made available to the Recipient or any of the Recipient’s Representatives by or on behalf of the Provider or any of the Provider’s Representatives; provided that the source of such information was not and is not known to the Recipient to be bound by any contractual or other obligation of confidentiality to the Provider;

(iii)    any information that becomes available to the Recipient or its Representatives on a non-confidential basis from a source other than the Provider or any of the Provider’s Representatives; provided that such source is not known to the Recipient to be bound by any contractual or other obligation of confidentiality to the Provider; or

(iv)    any information that is developed by or on behalf of the Recipient or its Representatives independently of the disclosure of Confidential Information and without reference to or use of Confidential Information.

16.    Miscellaneous.

(a)    For purposes of this Agreement, a Party’s “Representatives” will be deemed to include each Person that is or during the term of this Agreement becomes (i) an affiliate of such Party, (ii) an officer, director, member, manager, executive partner, employee, partner, advisor (including without limitation accountants, attorneys, financial advisors, and consultants), agent or other representative of such Party or of such Party’s affiliates or (iii) only upon prior written approval of the other Party, a potential debt financing source to be used by such Party in connection with the Transaction; provided that any debt financing source enters into a confidentiality agreement with the other Party that includes obligations relating to the other Party’s Confidential Information, securities and employees that are at least as restrictive as the obligations in this Agreement (and providing that the other Party shall be a third party beneficiary thereof). Representatives shall not include any potential principal, co-investor, co-bidder, provider of equity capital that is not any equity fund managed by Counterparty, any proposed joint buyer in the Transaction or a debt financing source that is not pre-approved in writing by the Company.

(b)    The term “Person,” as used in this Agreement, will be broadly interpreted to include any individual and any corporation, partnership, entity, group, tribunal or governmental authority.

(c)    The bold-faced captions appearing in this Agreement have been included only for convenience and shall not affect or be taken into account in the interpretation of this Agreement.

(d)    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(e)    By making Confidential Information or other information available to the Recipient or the Recipient’s Representatives, the Provider is not, and shall not be deemed to be, granting (expressly or by implication) any license or other right under or with respect to any patent, trade secret, copyright, trademark or other proprietary or intellectual property right owned by it.

(f)    To the extent that any Confidential Information includes materials or other information that may be subject to the attorney-client privilege, work product doctrine or any other applicable privilege or doctrine concerning any Confidential Information or any pending, threatened or prospective action, suit, proceeding, investigation, arbitration or dispute, it is acknowledged and agreed that the Parties have a commonality of interest with respect to such Confidential Information or action, suit, proceeding, investigation, arbitration or dispute and that it is the Parties’ mutual desire, intention and understanding that the sharing of such materials and other information is not intended to, and shall not, affect the confidentiality of any of such materials or other information or waive or diminish the continued protection of any of such materials or other information under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine. Accordingly, all Confidential Information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine shall remain entitled to protection thereunder and shall be entitled to protection under the joint defense doctrine, and the Parties agree to take all measures necessary to preserve, to the fullest extent possible, the applicability of all such privileges or doctrines.

(g)    This Agreement constitutes the entire agreement between the Recipient and the Provider regarding the subject matter hereof and supersedes any prior agreement between the Recipient and the Provider regarding the subject matter hereof.

(h)    The terms of this Agreement shall control over any additional purported confidentiality requirements imposed by any offering memorandum, web-based database or similar repository of Confidential Information to which the Recipient or any of its

Representatives is granted access in connection with the Transaction, notwithstanding acceptance of such an offering memorandum or submission of an electronic signature, “clicking” on an “I agree” icon or other indication of asset to such additional confidentiality conditions.

(i)    This Agreement shall continue in full force and effect for a period of one year from the effective date of this Agreement; provided that Section 13 (applicable law and jurisdiction) shall be binding in perpetuity or until the latest date permitted by law. For the avoidance of doubt, the termination of this Agreement shall not relieve any Party from any liability with respect to any violation or breach of any provision contained in this Agreement and after the termination of this Agreement, Recipient shall not use or disclose any of the Provider’s Confidential Information that is retained by Recipient pursuant to Section 5, including for archival purposes.

This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(j)    The Parties hereto confirm their agreement that this Agreement, as well as any amendment hereto and all other documents related hereto, including legal notices, shall be in the English language only.

[Signature pages follow]

The parties have caused this Agreement to be executed as of the date first set forth above.

IMMUNE DESIGN CORP.		MERCK SHARP & DOHME CORP.

By:	/s/ Stephen R. Brady	By:	/s/ Sunil A. Patel

Name:	Stephen R. Brady	Name:	Sunil A. Patel
Title:	EVP, Strategy & Finance	Title:	Senior VP, Corporate Development

Address:		Address:
601 Gateway Blvd Ste 250		2000 Galloping Hill Road
South San Francisco, CA 94080-7006		Kenilworth, NJ 07033

Contact: Stephen R. Brady		Contact: Sunil A. Patel

EXHIBIT A

PROVIDER CONTACT PERSONS

COMPANY:

STEPHEN BRADY

CARLOS PAYA

NICHOLAS MAESTAS

ANY REPRESENTATIVE FROM LAZARD

COUNTERPARTY:

STEVE BARTZ

EMILY BONN

GRACE HAN MCMAHON

CHRIS MORTKO

ELIZABETH NALDI-JACOB

SUNIL PATEL

ALEX SZIDON

BEN THORNER